UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MASSROOTS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

57630J106

(CUSIP Number)

July 26, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57630J106

1	Names of Reporting Persons: Steven Markowitz

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,800,000 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,800,000 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,000 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.79% (2)

12	Type of Reporting Person IN

(1)               Represents (a)(i) 4,850,000 shares of the issuer’s common stock owned by Midori No Nami LLC and (ii) warrants to purchase 1,250,000 shares of the issuer’s common stock owned by Midori No Nami LLC, which are immediately vested and exercisable, and (b)(i) 2,500,000 shares of the issuer’s common stock owned by Steven Markowitz and (ii) warrants to purchase 1,200,000 shares of the issuer’s common stock owned by Steven Markowitz , which are immediately vested and exercisable. Midori No Nami LLC is wholly owned by Steven Markowitz.

(2)               Percentage calculated based on 166,767,534 shares of common stock outstanding as of November 16, 2018, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

Item 1(a).	Name of Issuer: MassRoots, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7083 Hollywood Blvd, Office 4084 Los Angeles, CA 90028

Item 2(a).	Name of Person Filing: Steven Markowitz
Item 2(b).	Address of Principal Business Office or, if none, Residence: 1050 Queen St. Suite 100 Honolulu, HI 96814
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value
Item 2(e).	CUSIP No: 57630J106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 9,800,000 (1)
	(b)	Percent of class: 5.79% (2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 9,800,000 (1)
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 9,800,000 (1)
		(iv)	Shared power to dispose or to direct the disposition of: 0

(1)               Represents (a)(i) 4,850,000 shares of the issuer’s common stock owned by Midori No Nami LLC and (ii) warrants to purchase 1,250,000 shares of the issuer’s common stock owned by Midori No Nami LLC, which are immediately vested and exercisable, and (b)(i) 2,500,000 shares of the issuer’s common stock owned by Steven Markowitz and (ii) warrants to purchase 1,200,000 shares of the issuer’s common stock owned by Steven Markowitz , which are immediately vested and exercisable. Midori No Nami LLC is wholly owned by Steven Markowitz.

(2)               Percentage calculated based on 166,767,534 shares of common stock outstanding as of November 16, 2018, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2018
(Date)
/s/ Steven Markowitz
(Signature)
Steven Markowitz
(Name)